GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400         FACSIMILE: (650) 321-2800

September 20, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Re:	Riverbed Technology, Inc.

Amendment No. 6 to Form S-1

File No. 333-133437

Dear Ms. Jacobs:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 6 and (ii) three hard copies of Amendment No. 6 which are marked to show changes to Amendment No. 5 to the Registration Statement filed on September 15, 2006.

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Craig M. Schmitz
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Jason Niethamer, Securities and Exchange Commission

Anne Nguyen Parker, Securities and Exchange Commission

Jerry M. Kennelly, Riverbed Technology, Inc.

Randy S. Gottfried, Riverbed Technology, Inc.

Brett A. Nissenberg, Riverbed Technology, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation